Ossen Innovation Supplements Its First Half 2011 Results and
Provides First and Second Quarter Results Breakdown

SHANGHAI, August 12, 2011  -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed steel materials, today supplements its previously released financial results for the six months ended June 30, 2011 and provides first and second quarter results breakdown.

First Quarter 2011 Results

(in millions except EPS)	Q1 2011	Q1 2010	Chg.
Revenue	$31.7	$28.7	11%
Gross Profit	$9.1	$5.4	68%
Net Income	$5.9	$3.4	75%
EPS	$0.29	$0.22	31%
Shares Outstanding*	20	15	33%

Second Quarter 2011 Results

(in millions except EPS)	Q2 2011	Q2 2010	Chg.
Revenue	$29.0	$30.0	(3%)
Gross Profit	$6.8	$6.2	9%
Net Income	$3.6	$3.8	(4%)
EPS	$0.18	$0.25	(28%)
Shares Outstanding*	20	15	33%

*	20 million shares were outstanding as of June 30, 2011. The number includes the five million shares sold through Company’s initial public offering completed in December 2010.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed materials. The Company's products are mainly used in the construction of bridges and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
MZ-HCI
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.hcinternational.net

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$4,341,983	$12,322,982
Restricted cash	9,800,897	13,799,018
Notes receivable – bank acceptance notes	1,522,047	17,636,928
Accounts receivable, net of allowance for doubtful accounts of $37,584 and $37,347 at March 31, 2011 and December 31,2010, respectively	29,867,084	13,332,492
Inventories	18,098,689	27,949,781
Advance to suppliers	55,459,065	25,072,350
Other current assets	2,757,512	3,343,302
Notes receivable from related party – bank acceptance notes	-	3,024,895
Account receivable from related party	3,911,917	707,487
Total Current Assets	125,759,194	117,189,235
Property, plant and equipment, net	11,773,356	12,029,612
Land use rights, net	4,312,903	4,306,091
Prepayment for plant and equipment	7,610,234	7,562,237
TOTAL ASSETS	$149,455,687	$141,087,175

	March 31,	December 31,
	2011	2010
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$19,786,609	$26,014,096
Short-term bank loans	43,987,137	38,325,414
Accounts payable	454,108	2,493,665
Customer deposits	2,345,797	833,768
Income tax payable	1,180,100	662,585
Other payables and accrued expenses	619,987	94,510
Due to related party	780,770	-
Total Current Liabilities	69,154,508	68,424,038
TOTAL LIABILITIES	69,154,508	68,424,038

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of March 31, 2011 and December 31, 2010, respectively	200,000	200,000
Additional paid-in capital	33,805,090	33,338,096
Statutory reserve	3,263,552	2,674,457
Retained earnings	31,171,569	25,887,113
Accumulated other comprehensive income	2,672,320	2,192,996
TOTAL SHAREHOLDERS’ EQUITY	71,112,531	64,292,662
Non-controlling interest	9,188,648	8,370,475
TOTAL EQUITY	80,301,179	72,663,137
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$149,455,687	$141,087,175

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended March 31,
	2011	2010

REVEUNUES	$31,745,263	$28,678,325
COST OF GOODS SOLD	22,643,557	23,265,571
GROSS PROFIT	9,101,706	5,412,754
Selling expenses	241,441	93,043
General and administrative expenses	321,496	251,416
Total Operating Expenses	562,937	344,459

INCOME FROM OPERATIONS	8,538,769	5,068,295
Financial expenses, net	(808,664)	(532,127)
Other income, net	44,032	27,871
INCOME BEFORE INCOME TAX	7,774,137	4,564,039
INCOME TAX	(1,082,413)	(599,431)
NET INCOME	6,691,724	3,964,608
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	818,173	611,672
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	5,873,551	3,352,936
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	479,324	3,856
TOTAL OTHER COMPREHENSIVE INCOME	479,324	3,856
COMPREHENSIVE INCOME	$6,352,875	$3,356,792

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.29	$0.22
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	20,000,000	15,000,000

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,691,724	$3,964,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	400,374	355,070
Share-based compensation expense	26,040	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(16,534,592)	(609,982)
Inventories	9,851,092	1,344,477
Advance to suppliers	(30,386,714)	(5,524,252)
Other current assets	585,790	550,149
Notes receivable - bank acceptance notes	16,114,881	-
Notes receivable from related party - bank acceptance notes	3,024,895	1,828,234
Due from and advance to related party	-	(11,714,379)
Account receivable from related party	(3,204,430)	(6,986,666)
Increase (Decrease) In:
Accounts payable	(2,039,556)	8,046,852
Customer deposits	1,512,029	788,175
Income tax payable	517,514	369,664
Other payables and accrued expenses	525,477	542,613
Due to related party	780,770	-
Net cash used in operating activities	(12,134,706)	(7,045,437)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(4,748)	(11,871)
Net cash used in investing activities	(4,748)	(11,871)

	Three Months Ended March 31,
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	3,998,120	12,726
Proceeds from short-term bank loans	22,526,280	23,551,440
Repayments of short-term bank loans	(16,864,557)	(16,232,927)
Proceeds from notes payable-bank acceptance notes	6,544,801	11,702,579
Repayment of notes payable-bank acceptance notes	(12,772,288)	(10,236,580)
IPO expenditure refund	440,954	-
Net cash provided by financing activities	3,873,310	8,797,238

INCREASE /( DECREASE) IN CASH AND CASH EQUIVALENTS	(8,266,144)	1,739,930
Effect of exchange rate changes on cash	285,145	10,063
Cash and cash equivalents at beginning of period	12,322,982	8,409,467
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,341,983	$10,159,460

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$570,608	$198,199
Interest paid	$656,225	$397,775
Non-cash transactions:
Appropriation to statutory reserve	$589,095	$404,710

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended June 30,
	2011	2010

REVEUNUES	$29,036,672	$30,030,450
COST OF GOODS SOLD	22,282,476	23,836,150
GROSS PROFIT	6,754,196	6,194,300
Selling expenses	316,520	102,663
General and administrative expenses	856,142	280,860
Total Operating Expenses	1,172,662	383,523

INCOME FROM OPERATIONS	5,581,534	5,810,777
Financial expenses, net	(799,256)	(537,532)
Other income, net	26,654	68,849
INCOME BEFORE INCOME TAX	4,808,932	5,342,094
INCOME TAX	(694,317)	(771,167)
NET INCOME	4,114,615	4,570,927
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	503,273	818,357
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	3,611,342	3,752,570
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	1,318,437	113,679
TOTAL OTHER COMPREHENSIVE INCOME	1,318,437	113,679
COMPREHENSIVE INCOME	$4,929,779	$3,866,249

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.18	$0.25
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	20,000,000	15,000,000

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,114,615	$4,570,927
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	487,314	372,523
Share-based compensation expense	26,329	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(1,863,434)	(18,014,751)
Inventories	(2,160,408)	(6,240,707)
Advance to suppliers	(17,040,730)	7,415,128
Other current assets	2,617,257	(251,713)
Notes receivable - bank acceptance notes	1,522,047	150,208
Due from and advance to related party	-	3,403,036
Account receivable from related party	2,855,463	6,986,666
Increase (Decrease) In:
Accounts payable	70,938	(7,556,308)
Customer deposits	3,903,949	452,899
Income tax payable	(441,374)	408,222
Other payables and accrued expenses	(345,952)	(562,344)
Due to related party	(780,770)
Net cash used in operating activities	(7,034,756)	(8,866,214)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(122,712)	(85,016)
Net cash used in investing activities	(122,712)	(85,016)

	Three Months Ended June 30,
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(3,799,809)	(338,218)
Proceeds from short-term bank loans	16,458,853	6,263,794
Repayments of short-term bank loans	(11,095,758)	(4,655,035)
Proceeds from notes payable-bank acceptance notes	19,445,298	10,328,382
Repayment of notes payable-bank acceptance notes	(13,241,808)	(9,508,345)
Net cash provided by financing activities	7,766,776	2,090,578

INCREASE /( DECREASE) IN CASH AND CASH EQUIVALENTS	609,308	(6,860,652)
Effect of exchange rate changes on cash	813,476	161,533
Cash and cash equivalents at beginning of period	4,341,983	10,159,460
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,764,767	$3,460,341

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,145,915	$594,575
Interest paid	$680,367	$448,839
Non-cash transactions:
Appropriation to statutory reserve	$381,285	$551,044